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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*
                                             ---

                           FISCHER IMAGING CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   337719 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

          ROBERT E. HEALING CORPORATE COUNSEL, GENERAL ELECTRIC COMPANY
                    3135 Easton Turnpike, Fairfield, CT 06431
                                 (203) 373-2243
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 14, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. / /


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

CUSIP NO. 337719108
          ---------

1.    Name Of Reporting Person
      S.S. Or I.R.S. Identification No. Of Above Person

            General Electric Company 14-0689340

2.    Check The Appropriate Box If A Member Of A Group*

                        (a
                           ----------------------------

                        (b
                           ----------------------------
3.    SEC Use Only
                           ----------------------------

4.    Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) X
                   ---
6.    Citizenship or Place of Organization  New York
                                            --------
       Number of          7.  Sole Voting Power           506,667
       Shares
       Beneficially       8.  Shared Voting Power
       Owned by Each
       Reporting          9.  Sole Dispositive Power      506,667
       Person With
                         10.  Shared Dispositive Power

11.   Aggregate Amount Beneficially Owned by Each Reporting Person 506,667
                                                                   -------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                    -----
13.   Percent of Class Represented by Amount in Row (11) 6%
                                                        ---

14.   Type of Reporting Person (See Instructions) CO

      --------------------------------------------------------------------------

      --------------------------------------------------------------------------

      --------------------------------------------------------------------------

      --------------------------------------------------------------------------

     Items 1 through 7 of the Schedule 13D filed June 30, 1995 by General Electric Company with regard to its interest in Fischer Imaging Corporation are hereby amended and restated in their entirety as follows:

ITEM 1.  SECURITY AND ISSUER

     This Statement relates to the Common Stock, $.01 par value per share (the "Common Stock") of Fischer Imaging Corporation (the "Issuer"), which may be acquired by Reporting Person upon conversion of the Issuer's Series D Convertible Preferred Stock, par value $.01 per share (the "Series D Preferred"). The principal executive offices of the Issuer are located at 12300 North Grant Street, Thornton, Colorado 80241.

ITEM 2.  IDENTITY AND BACKGROUND

     The Reporting Person is General Electric Company, a New York corporation ("GE"). GE is one of the largest and most diversified industrial corporations in the world. GE has engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity since its incorporation in 1892. Over the years, GE has developed or acquired new technologies and services that have broadened considerably the scope of its activities.

     GE's products include major appliances; lighting products; industrial automation products; medical diagnostic imaging equipment; motors; electrical distribution and control equipment; locomotives; power generation and delivery products; nuclear power support services and fuel assemblies; commercial and military aircraft jet engines; and engineered materials, such as plastics, silicones and superabrasive industrial diamonds.

     GE's services include product services; electrical product supply houses; electrical apparatus installation, engineering, repair and rebuilding services; and computer-related information services. Through its affiliate, the National Broadcasting Company, Inc., GE delivers network television services, operates television stations, and provides cable programming and distribution services. Through another affiliate, General Electric Capital Services, Inc., GE offers a broad array of financial and other services including consumer financing, commercial and industrial financing, real estate financing, asset management and leasing, mortgage services, consumer savings and insurance services, specialty insurance and reinsurance, and satellite communications.

     GE operates in more than 100 countries around the world, including 280 manufacturing plants in 26 different nations. GE's principal executive offices are located at 3135 Easton Turnpike, Fairfield, CT 06431 (telephone (203) 373-2211).

     The names, business address and principal occupations of each of Reporting Person's executive officers and directors are set forth in Exhibit A attached hereto, which is incorporated herein by this reference. All such persons are citizens of the United States unless otherwise noted in Exhibit A.

     During the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), except as described in Exhibit A.

     GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On June 20, 1995, Reporting Person acquired 1,333,333 shares of the Series D Preferred, which was convertible into 1,333,333 shares of Common Stock, and a manufacturing and license agreement relating to certain medical equipment presently manufactured by the Issuer, for an aggregate purchase price of $10,000,000.

ITEM 4.  PURPOSE OF TRANSACTION

     The acquisition of Issuer's securities was for investment purposes and to acquire rights under a license relating to certain medical equipment presently manufactured by the Issuer. Based upon Reporting Person's continuing evaluation of the Issuer's financial condition, operations, and prospects, and of other business and investment opportunities, economic and market conditions, and contractual obligations, Reporting Person reserves the right to change its purpose with respect to its investment and take such actions as it deems appropriate in light of the circumstances existing at the time. Reporting Person may also sell all or a portion of its Series D Preferred, or the Common Stock acquired on conversion of the Series D Preferred, in a private placement, public sale, or by a put or surrender to the Issuer pursuant to the terms of the Series D Preferred. Except as described above, none of the persons named in Item 2 has any present plan or proposal that relates to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

     Through its ownership of 506,667 shares of Series D Preferred, Reporting Person has the right to acquire 506,667 shares of Common Stock, representing 6% of the outstanding shares of such class of stock. To the best of Reporting Person's knowledge, no other person named in Item 2 beneficially owns any other shares of Issuer's Common Stock. Reporting Person has sole voting and investment power as to the Series D Preferred and the shares of Common Stock issuable upon conversion thereof. To the best of Reporting Person's knowledge, no person named in Item 2 has effected any transactions in the Common Stock during the 60 days prior to the date hereof.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS

a.   Transfer Restriction and Standstill Agreement. Reporting Person and Issuer
     ---------------------------------------------
     are parties to a Stock Purchase Agreement, filed as Exhibit B, as amended by the Agreement dated March 24, 1999, filed as Exhibit E, pursuant to which:

     (i) Reporting Person and Issuer have agreed to eliminate any restrictions on the transfer of the Issuer's securities held by the Reporting Person.

     (ii) Reporting Person has agreed that until the earlier of 5 years from the date of the Stock Purchase Agreement or the date upon which Reporting Person owns less than 5% of the Common Stock, Reporting Person will not, except under certain enumerated circumstances, acquire certain assets of the Issuer, acquire more than 25% of the Common Stock, enter into certain business combinations with the Issuer or solicit proxies or advise anyone with respect to voting of the Issuer's securities.

b.   Registration Rights Agreement. Reporting Person and Issuer are parties to a
     ------------------------------
     Registration Rights Agreement pursuant to which Reporting Person has the right to participate in any registration of Issuer's securities under the Securities Act of 1933, as amended, and the right to demand up to two additional such registrations, with all expenses of registration to be paid by the Issuer. The registration rights expire after five years from the date of the agreement.

c.   Designations of Preferences and Rights.
     ---------------------------------------

     (i) Pursuant to Issuer's Certificate of Designations, Powers, Preferences and Rights of the Series D Preferred, as filed with the Delaware Secretary of State and filed as Exhibit D (the "Certificate of Designations"), Reporting Person, as holder of the Series D Preferred, has certain dividend and liquidation preferences, the right to convert the Series D Preferred into Common Stock, and the right, upon certain defined default and change of control events, to put its Series D Preferred to the Issuer for certain defined consideration or to surrender its Series D Preferred for the right to exercise its rights under a license agreement relating to certain medical equipment presently manufactured by the Issuer. The terms of the Agreement between Issuer and Reporting Person dated March 24, 1999 and filed as Exhibit E, require Issuer to amend the Certificate of Designations. The amendment will change the provisions relating to change of control events.

     (ii) Pursuant to an Agreement between Issuer and Reporting Person dated March 24, 1999 and filed as Exhibit E, Issuer has agreed to amend the Certificate of Designations to eliminate the rights previously granted to the Holder of the Series D Preferred Stock , upon certain defined events, to surrender its Series D Preferred for the right to exercise its rights under a license agreement relating to certain medical equipment presently manufactured by the Issuer.

d.   Agreement as to Change of Control. Reporting Person and Issuer are parties
     ----------------------------------
     to an Agreement dated March 24, 1999 and filed as Exhibit E pursuant to which Reporting Person will have the right, under certain change of control events, to the payment of cash or marketable securities with an aggregate value of $7.50 for each of 826,666 shares surrendered to the Issuer pursuant to such Agreement.

     The foregoing summary of certain provisions of the named agreements is qualified in its entirety by reference to the complete text of the agreements attached as exhibits to this Amendment and attached to the Schedule 13D filed originally on June 30, 1995, all of which are hereby incorporated herein by this reference.


ITEM 7.  EXHIBITS

     The following exhibits to this Schedule D have been previously filed:

Exhibit     Description
-------     -----------

B Stock Purchase Agreement dated as of June 20, 1995 between Fischer Imaging Corporation and General Electric Company, Acting through its GE Medical Systems Division (without Exhibits)

C Registration Rights Agreement dated as of June 20, 1995 between Fischer Imaging Corporation and General Electric Company, Acting through its GE Medial Systems Division

D Certificate of the Designations, Powers, Preferences and Rights of the Series D Convertible Preferred Stock of Fischer Imaging Corporation


     The following exhibit to this Schedule D is filed herewith:

Exhibit     Description
-------     -----------

A Identity and Background of Directors and Executive Officers of Reporting Person and Item 2(d) Information

E Agreement Dated as of March 24, 1999 between Fischer Imaging Corporation and General Electric Company Acting through its GE Medical Systems Division

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 23, 1999

                                      GENERAL ELECTRIC COMPANY



                                  By: Janet Bedol
                                      ----------------------------
                                 Its: Associate Securities Counsel

                                 SCHEDULE 13D/A
                                   AMENDMENT 1
                                  EXHIBIT INDEX


EXHIBIT A   Identity and Background of Directors and Executive Officers of
            Reporting Persons and Item 2(d) Information

EXHIBIT E   Agreement Dated as of March 24, 1999 between Fischer Imaging
            Corporation and General Electric Company

                                    EXHIBIT A
                       GENERAL ELECTRIC COMPANY DIRECTORS


                   PRESENT                       PRESENT
NAME               BUSINESS ADDRESS              PRINCIPAL OCCUPATION
----               ----------------              --------------------

J.I.Cash, Jr       Harvard Business School       Professor of Business
                   Baker Library 187             Administration-Graduate
                   Soldiers Field                School of Business
                   Boston, MA 02163              Administration, Harvard
                                                 University

S.S. Cathcart      222 Wisconsin Avenue          Retired Chairman,
                   Suite 103                     Illinois Tool Works
                   Lake Forest, IL 60045

D.D. Dammerman     General Electric Company      Vice Chairman of the Board and
                   3135 Easton Turnpike          Executive Officer, General
                   Fairfield, CT 06431           Electric Company; Chairman
                                                 and Chief Executive Officer,
                                                 General Electric Capital
                                                 Services, Inc.

P. Fresco          Fiat SpA                      Chairman of the Board,
                   via Nizza 250                 Fiat SpA
                   10126 Torino, Italy

C.X. Gonzalez      Kimberly-Clark de Mexico,     Chairman of the Board
                     S.A. de C.V                 and Chief Executive
                   Jose Luis Lagrange 103,       Officer,
                   Tercero Piso                  Kimberly-Clark de Mexico,
                   Colonia Los Morales           S.A. de C.V.
                   Mexico, D.F. 11510, Mexico

A. Jung            Avon Products, Inc.           President and Chief
                   1345 Avenue of the Americas   Operating Officer,
                   New York, NY 10105            Avon Products, Inc.

K.G. Langone       Invemed Associates, Inc.      Chairman, President and Chief
                   375 Park Avenue               Executive Officer,
                   New York, NY 10152            Invemed Associates, Inc.

G.G. Michelson     Federated Department Stores   Former Member of the
                   151 West 34th Street          Board of Directors,
                   New York, NY 10001            Federated Department
                                                 Stores

E. F. Murphy       General Electric Company      Vice Chairman of the
                   3135 Easton Turnpike          Board and Executive
                   Fairfield, CT 06431           Officer, General Electric
                                                 Company

                   PRESENT                       PRESENT
NAME               BUSINESS ADDRESS              PRINCIPAL OCCUPATION
----               ----------------              --------------------

S. Nunn            King & Spalding               Partner, King & Spalding
                   191 Peachtree Street, N.E.
                   Atlanta, Georgia 30303

J.D. Opie          General Electric Company      Vice Chairman of the
                   3135 Easton Turnpike          Board and Executive
                   Fairfield, CT 06431           Officer, General Electric
                                                 Company

R.S. Penske        Penske Corporation            Chairman of the Board
                   13400 Outer Drive, West       and President, Penske
                   Detroit, MI 48239-4001        Corporation

F.H.T. Rhodes      Cornell University            President Emeritus
                   3104 Snee Building            Cornell University
                   Ithaca, NY 14853

A.C. Sigler        Champion International        Retired Chairman of the
                    Corporation                  Board and CEO
                   1 Champion Plaza              and former Director,
                   Stamford, CT 06921            Champion International
                                                 Corporation

D.A. Warner III    J. P. Morgan & Co., Inc.      Chairman of the Board,
                   & Morgan Guaranty Trust Co.   President, and Chief
                   60 Wall Street                Executive Officer,
                   New York, NY 10260            J.P. Morgan & Co.
                                                 Incorporated and Morgan
                                                 Guaranty Trust Company

J.F. Welch, Jr.    General Electric Company      Chairman of the Board
                   3135 Easton Turnpike          and Chief Executive
                   Fairfield, CT 06431           Officer, General Electric
                                                 Company


                                   Citizenship
                                   -----------

                      C. X. Gonzalez         Mexico
                      P. Fresco              Italy
                      Andrea Jung            Canada
                      All Others             U.S.A.

                   GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS


                   PRESENT                       PRESENT
NAME               BUSINESS ADDRESS              PRINCIPAL OCCUPATION
----               ----------------              --------------------
J.F. Welch, Jr     General Electric Company      Chairman of the Board and
                   3135 Easton Turnpike          Chief Executive Officer
                   Fairfield, CT 06431

P.D. Ameen         General Electric Company      Vice President and Comptroller
                   3135 Easton Turnpike
                   Fairfield, CT 06431

J.R. Bunt          General Electric Company      Vice President and Treasurer
                   3135 Easton Turnpike
                   Fairfield, CT 06431

D.L. Calhoun       General Electric Company      Senior Vice President -
                   Nela Park                     GE Lighting
                   Cleveland, OH  44122

W.J. Conaty        General Electric Company      Senior Vice President -
                   3135 Easton Turnpike          Human Resources
                   Fairfield, CT 06431

D.M. Cote          General Electric Company      Senior Vice President -
                   3135 Easton Turnpike          GE Appliances
                   Fairfield, CT 06431

D.D. Dammerman     General Electric Company      Vice Chairman of the Board and
                   3135 Easton Turnpike          Executive Officer, General
                   Fairfield, CT 06431           Electric Company; Chairman
                                                 and Chief Executive Officer,
                                                 General Electric Capital
                                                 Services, Inc.

L.S. Edelheit      General Electric Company      Senior Vice President -
                   P. O. Box 8                   Corporate Research
                   Schenectady, NY 12301         and Development

B.W. Heineman, Jr. General Electric Company      Senior Vice President -
                   3135 Easton Turnpike          General Counsel and Secretary
                   Fairfield, CT 06431

J.R. Immelt        General Electric Company      Senior Vice President -
                   P.O. Box 414                  GE Medical Systems
                   Milwaukee, WI 53201

G.S. Malm          General Electric Company      Senior Vice President -
                   3135 Easton Turnpike          Asia
                   Fairfield, CT 06431

                   PRESENT                       PRESENT
NAME               BUSINESS ADDRESS              PRINCIPAL OCCUPATION
----               ----------------              --------------------

W.J. McNerney, Jr. General Electric Company      Senior Vice President -
                   1 Neumann Way                 GE Aircraft Engines
                   Cincinnati, OH  05215

E.F. Murphy        General Electric Company      Vice Chairman of the Board
                   3135 Easton Turnpike          and Executive Officer
                   Fairfield, CT  06431

R.L. Nardelli      General Electric Company      Senior Vice President -
                   1 River Road                  GE Power Systems
                   Schenectady, NY 12345

R.W. Nelson        General Electric Company      Vice President -
                   3135 Easton Turnpike          Corporate Financial Planning
                   Fairfield, CT 06431           and Analysis

J.D. Opie          General Electric Company      Vice Chairman of the Board
                   3135 Easton Turnpike          and Executive Officer
                   Fairfield, CT 06431

G.M. Reiner        General Electric Company      Senior Vice President -
                   3135 Easton Turnpike          Chief Information Officer
                   Fairfield, CT 06431

J.G. Rice          General Electric Company      Vice President -
                   2901 East Lake Road           GE Transportation Systems
                   Erie, PA  16531

G.L. Rogers        General Electric Company      Senior Vice President -
                   1 Plastics Avenue             GE Plastics
                   Pittsfield, MA 01201

K.S. Sherin        General Electric Company      Senior Vice President - Finance
                   3135 Easton Turnpike          and Chief Financial Officer
                   Fairfield, CT 06431

L.G. Trotter       General Electric Company      Senior Vice President -
                   41 Woodford Avenue            GE Industrial Systems
                   Plainville, CT 06062

                                   Citizenship
                                   -----------

                          G. S. Malm          Sweden
                          All Others          U.S.A.

Item 2(d)   Convictions  Within the Past Five Years

     Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited
     ----------------------------------------------------------------------
(St. Albans Magistrates Court, St. Albans, Hertsfordshire, England, Case No. 04/00320181)

     In April, 1994, GE Medical Systems' U.K. subsidiary, IGE Medical Systems Limited (IGEMS) discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution
(HMIP) charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which
(it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

     At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay of fine of (pound)5,000 and assessed costs of (pound)5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HIMP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

                                    EXHIBIT E

                                    AGREEMENT

                           DATED AS OF MARCH 24, 1999

                                     BETWEEN

                           FISCHER IMAGING CORPORATION

                                       AND

                            GENERAL ELECTRIC COMPANY
                 ACTING THROUGH ITS GE MEDICAL SYSTEMS DIVISION

                                TABLE OF CONTENTS

1. DEFINITIONS                                                                15

2. SURRENDER OF PREFERRED STOCK AND OTHER AGREEMENTS                          17

3. TRANSFER OF THE LICENSE AND TECHNICAL KNOW-HOW                             18

4. AMENDMENT OF OTHER AGREEMENTS BETWEEN THE PARTIES                          20

5. REGISTRATION OF THE SHARES                                                 21

6. REPRESENTATIONS AND WARRANTIES OF FISCHER                                  21

7. REPRESENTATIONS AND WARRANTIES OF GEMS                                     23

8. FURTHER ASSURANCES                                                         24

9. CONDITIONS TO THE OBLIGATIONS OF BOTH FISCHER AND GEMS                     25

10. CONFIDENTIALITY                                                           26

11. MISCELLANEOUS                                                             27

                                    AGREEMENT

         THIS AGREEMENT (this "Agreement"), dated as of March 24, 1999 (the "Effective Date"), is between General Electric Company, a New York corporation acting through its GE Medical Systems Division ("GEMS"), and Fischer Imaging Corporation, a Delaware corporation ("Fischer" or the "Company," and with GEMS, collectively, the "Parties").

         WHEREAS, GEMS and Fischer believe that it is in their respective best interests to enter into an agreement whereby GEMS agrees to surrender a portion of its preferred stock and waive other rights as described herein in return for Fischer's grant of certain rights as described herein; and

         WHEREAS, Fischer desires to grant certain rights and provide certain information as described herein to GEMS, and GEMS desires to surrender the stock and waive certain rights described herein;

         NOW THEREFORE, in consideration of the foregoing and of the mutual covenants contained in this Agreement and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Fischer and GEMS, intending to be legally bound, hereby agree as follows:


1.   DEFINITIONS

     a)   "Affiliate" shall mean a person controlling, controlled by or under
          -----------
          common control with another person.

     b)   "Certificate of Designations" shall mean Fischer's Certificate of
          -----------------------------
          Designations, Powers, Preferences and Rights of the Series D Convertible Preferred Stock as filed with the Delaware Secretary of State on or about June 15, 1995.

     c)   "Change of Control" shall mean any of the following transactions in
          -------------------
          which the acquiring, or controlling person upon the conclusion thereof, is any one or more of Picker International, Inc., Siemens Medical Systems, Toshiba America Medical Systems, Inc., Philips Medical Systems or any Affiliate thereof; (i) a consolidation, merger or other transaction or series of related transactions in which the shareholders of Fischer shall receive cash, property or securities of another corporation or entity in exchange for their shares of Fischer's capital stock and, following the transaction, own less than fifty percent of the combined voting power of all outstanding capital stock or other securities of the surviving or resulting corporation or entity, (ii) the acquisition of beneficial ownership (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of or the right to acquire more than fifty percent of the voting power of Fischer's outstanding voting securities (assuming exercise of all then-exercisable, in-the-money outstanding options and conversion of all then-convertible, in-the-money convertible securities) or (iii) any transaction in which all or substantially all of the assets of Fischer are sold.

     d)   "Closing" shall mean the closing of this transaction on the Surrender
          ---------
          Date.

     e)   "Escrow Agreement" shall mean the Escrow Agreement between Fischer and
          ------------------
          GEMS dated June 20, 1995 pursuant to which Fischer has deposited the Escrow Materials with GEMS as escrow agent.

     f)   "Escrow Materials" shall mean all that information required to be
          ------------------
          deposited into escrow pursuant to Article 3 of the License Agreement.

     g)   "License" shall mean the license granted by the terms of the License
          ---------
          Agreement upon the occurrence of a Special Surrender.

     h)   "License Agreement" shall mean the Manufacturing and License Agreement
          -------------------
          between Fischer and GEMS dated June 20, 1995.

     i)   "Licensed Proprietary Rights" shall have the meaning ascribed thereto
          -----------------------------
          in the License Agreement.

     j)   "OEM Agreement" shall mean the Purchase Agreement No. 800227 dated
          ---------------
          August 29, 1994, between Fischer and GEMS, as amended.

     k)   "OEM Termination Date" shall mean the date that Fischer completes the
          ----------------------
          manufacture and assembly of the last product to be manufactured by Fischer for GEMS under the OEM Agreement (the time when such last Product is ready for shipment).

     l)   "Product" or "Tilt-C" shall mean the cantilevered tilting x-ray table
          ---------------------
          with isocentric C-arm supplied to GEMS by Fischer under the OEM Agreement, as more fully described in the OEM Agreement, together with any improvements to that device made, adopted, installed or incorporated by Fischer prior to the OEM Termination Date.

     m)   "Registration Rights Agreement" shall mean the Registration Rights
          -------------------------------
          Agreement by and between GEMS and Fischer dated June 20, 1995.

     n)   "Related Agreements" shall mean the Registration Rights Agreement, the
          --------------------
          OEM Agreement, the Stock Purchase Agreement, the License Agreement, and the Escrow Agreement.

     o)   "Series D Preferred Stock" shall mean Fischer's Series D Convertible
          --------------------------
          Preferred Stock par value $.01 per share.

     p)   "Stock Purchase Agreement" shall mean the Stock Purchase Agreement by
          --------------------------
          and between GEMS and Fischer dated June 20, 1995.

     q)   "Surrender Date" shall mean April 14, 1999, provided that a closing
          ----------------
          occurs hereunder and that this Agreement is not sooner terminated pursuant to the termination provisions provided herein.


     r)   "Technical Information" shall have the meaning ascribed to it in the
          -----------------------
          License Agreement.

     s)   "Technical Know-How" shall have the meaning ascribed to it in the
          --------------------
          License Agreement.

     t)   "Trade Secrets" shall have the meaning ascribed to it in the License
          ---------------
          Agreement.

2.   SURRENDER OF PREFERRED STOCK AND OTHER AGREEMENTS

     a)   Surrender of the Shares. Subject to the terms and conditions set forth
          ------------------------
          in this Agreement, on the Surrender Date (except as provided herein), GEMS shall surrender to Fischer for cancellation 826,666 shares of its Series D Preferred Stock (the "Surrendered Shares"), and Fischer shall
          (i) grant to GEMS all rights which were to be granted under the License Agreement on the Surrender Date, (ii) within 30 days after the OEM Termination Date, provide to GEMS all tooling owned by Fischer that is used exclusively in the manufacture and design of the Tilt-C and (iii) transfer and convey to GEMS the Technical Information. GEMS acknowledges that the majority of the tooling used in the manufacture of the Tilt-C is also used in the manufacture of the Fischer Imager, and as a consequence a relatively small portion of the tooling used in the manufacture of the Tilt-C is described in clause (ii) of this
          Section 2.1.

          i) Fischer shall permit, at a date and time reasonably acceptable to both parties, but in no event later than the OEM Termination Date, GEMS to videotape and photograph the manufacturing and assembly process used by Fischer in the production of the Tilt-C.

          ii) Fischer shall permit, at a date and time reasonably acceptable to both parties, and in no case later than the OEM Termination Date, two employees of GEMS or GEMS third party manufacturer (the "GEMS Observers") to observe the entire manufacturing process used by Fischer in the production of the Tilt-C.

          iii) In connection with the videotaping and observation rights in Sections 2.1.1 and 2.1.2, GEMS shall be required to pay to Fischer per diem consulting fees in amounts as set forth on Exhibit D of the License Agreement, in an amount to compensate Fischer for the time of one Fischer employee who shall supervise the GEMS Observers and the GEMS personnel who conduct the videotaping or photography under Section 2.1.1.

     b)   Retained Shares. GEMS will retain 506,667 of its shares of Series D
          ----------------
          Preferred Stock (the "Retained Shares") on the same terms as currently apply to the Series D Preferred Stock under the Certificate of Designations, the Registration Rights Agreement, and the Stock Purchase Agreement, except as such terms are amended hereby.


          i) At the Closing, Fischer shall cancel and retire the Surrendered Shares.

          ii) Fischer agrees that, as provided in Section 11 of the Certificate of Designations, it will not reissue the Surrendered Shares to any party, and that the Retained Shares shall remain the only outstanding shares of the Series D Preferred Stock.

     c)   Change of Control.
          ------------------

          i) If a Change of Control occurs or Fischer comes to an agreement with a party to effect a Change of Control, prior to March 24, 2000, Fischer shall pay to GEMS upon the occurrence of such Change of Control an amount in cash or marketable securities with an aggregate value no less than $7.50 per Surrendered Share, less the average closing price of a share of the Company's common stock for the twenty trading days preceding the Effective Date (the "Change of Control Payment").


3.   TRANSFER OF THE LICENSE AND TECHNICAL KNOW-HOW

     a)   Review of the Escrow. In accordance with its duties under Article 3 of
          ---------------------
          the License Agreement and the procedures set forth on Schedule 3.1.1., on or before April 14, 1999, GEMS and Fischer shall reasonably cooperate to determine any deficiencies that may currently exist with respect to the Escrow Materials and Fischer shall use its reasonable best efforts to update and complete the deposit of information to the escrow established under the Escrow Agreement and add any additional information necessary so that the Escrow Materials will include all current information necessary to enable GEMS to manufacture the Product and all parts thereof and service tools and instruments therefor, to their current design revision as of the Surrender Date. Before transfer of the Technical Information in the Escrow Materials, Fischer shall prepare an inventory of the Escrow and an engineer or product manager of each of the Parties (together, the "Engineer Representatives") shall meet and review the Escrow Materials in order to determine that the Escrow Materials are materially complete.


          i) The procedure for updating and determining the completeness of the Escrow Materials will be as set forth on Schedule 3.1.1.

          ii) For purposes of updating the Escrow Materials as contemplated in this Agreement, the Parties hereby agree that the Escrow Materials may be released to the custody of Fischer for the sole purpose of updating the Escrow Materials in accordance with this

               Agreement. Fischer shall be required to maintain the Escrow Materials in a secure, environmentally safe and confidential manner. If this Agreement is terminated by either party in accordance with Section 9.4., the Escrow Materials shall be returned to the Escrow Agent for keeping pursuant to the Escrow Agreement. The Parties hereby instruct the Escrow Agent to deliver the Escrow Materials to Fischer for updating consistent with this Agreement.

          iii) Fischer understands and agrees that time spent by it, its employees or its agents on the update of the Escrow Materials shall not be reimbursable by GEMS, whether for costs incurred by Fischer, or pursuant to the imposition of consulting or other fees.

     b)   Production of all Information in Fischer's Possession. In accordance
          ------------------------------------------------------
          with its obligation (provided in Section 4.1 and Exhibit C of the License Agreement) to provide to GEMS, pursuant to a written request by GEMS, all "other technical information relating to the Product which may be required by Licensee to manufacture the Product and parts," Fischer agrees, at any time prior to December 31, 2000, and subject to Section 3.5., to provide to GEMS all such information in its possession as of the Effective Date in whatever form, including any existing electronic files containing Technical Information, and drawings of tools necessary to manufacture the Product and parts. The Parties agree that, to the extent information is required to be delivered to GEMS under this Section 3.2, the failure to include such information in the Escrow Materials (pursuant to Section 3.1 hereof and Article 3 of the License Agreement) shall not constitute a breach of this Agreement or the License Agreement, unless Fischer fails to timely comply with a written request by GEMS or Fischer knowingly withholds such information from GEMS. The Parties also agree that GEMS is not responsible for costs associated with the collection of information to the extent such information is required to be provided to GEMS under the License Agreement.

     c)   Training. During the training provided for under Section 4.2 of the
          ---------
          License Agreement, Fischer shall disclose and describe any unwritten or undocumented processes, procedures, tools, or other special methods used in the production of the Tilt-C to the extent any such processes, procedures, tools or methods exist.

     d)   Engineering Support. The Engineering support provided for in Section
          --------------------
          4.3 of the License Agreement shall be provided, subject to the reasonable availability of Fischer's personnel, when reasonably requested by GEMS, and GEMS shall not be required to complete the training contemplated in Section 4.2 before Fischer shall be obligated to provide the engineering support required by Section 4.3. Engineering support shall be provided by Fischer for a period of up to sixteen man weeks, provided, however, that any engineering support in excess of that contemplated by Section 4.3 of the License Agreement shall be paid for by GEMS as provided in Section 4.5 of the License Agreement.

     e)   Unwritten or Undocumented Information. Notwithstanding anything to the
          --------------------------------------
          contrary in this Agreement, the Parties acknowledge and agree that Fischer is not as a result of this Agreement or the License Agreement, and shall not be, required to reduce to writing any unwritten information, processes, procedures, tools, special methods or any other matters related to the manufacture or production of the Tilt-C, whether or not such information, processes, etc. constitute Technical Information.

4.   AMENDMENT OF OTHER AGREEMENTS BETWEEN THE PARTIES

     a)   OEM Agreement. The OEM Agreement shall continue according to its
          --------------
          terms, except that Fischer's duties concerning the provision of documentation, replacement parts, Product repairs, service capability and technical support under Sections 7(e), 9(b) 14(c) 15(h), 17(a) and Attachment H (collectively, the "Continuing Obligations") shall terminate at such time as GEMS has the ability to procure within GEMS' system spare parts, service tools and instruments to effectively service the Tilt-C; provided, however, that Fischer's duties with respect to the Continuing Obligations shall terminate no later than December 31, 2000; and provided further, that GEMS shall use its reasonable efforts to cause Fischer's duties with respect to the Continuing Obligations to terminate as soon as practicable after the Closing.

     b)   License Agreement. On the occurrence of the Closing, the Parties agree
          ------------------
          that the License Agreement is hereby amended to delete Sections 2.5 and 2.6 thereof.

     c)   Escrow Agreement. On the occurrence the Closing , the Parties agree
          -----------------
          that the Escrow Agreement is hereby amended to delete Section 6.3 thereof in its entirety and agree that the execution of this Agreement shall constitute a written notice signed by both parties stating that the Escrow Agreement shall be terminated and shall terminate the Escrow Agreement as permitted by Section 4.1(c) thereof. Upon the Closing, all materials deposited into Escrow will be the property of GEMS, and all materials escrowed under the Escrow Agreement shall be released to GEMS.

     d)   Stock Purchase Agreement. On the occurrence of the Closing, the
          -------------------------
          Parties agree that the Stock Purchase Agreement is hereby amended to delete in its entirety Section 6.5 thereof.

     e)   Certificate of Designations.
          ----------------------------

          i) On the occurrence of the Closing, the Parties agree that the Certificate of Designations shall be hereby amended as follows:


               a) The last sentence of paragraph (c) of Section 3 shall be deleted in its entirety.

               b) The text of Section 5 shall be deleted in its entirety and replaced with the placeholder "Intentionally Omitted".

               c) The first portion of the definition of Change of Control which currently reads "shall mean any of the following transactions in which . . ." shall be amended to read as follows: "shall mean any of the following transactions which occurs on or before March 24, 2002 and in which . . .".

          ii) For purposes of the Delaware General Corporation Law, this Agreement constitutes a written consent of the holders of the Series D Preferred Stock with respect to the matters contemplated by Section 4.5.1. and approving the execution and delivery by Fischer of an amendment to the Certificate of Designations for the purposes of effecting the changes contemplated by Section 4.5.1.

     f)   Conflicting Terms. To the extent of any conflict between this
          ------------------
          Agreement and any of the Related Agreements, the terms of this Agreement shall be controlling.

5.   REGISTRATION OF THE SHARES

     a)   Withdrawal of Request for Registration. On the occurrence of the
          ---------------------------------------
          Closing, GEMS agrees that its submitted request for registration of all Registrable Securities (as defined in the Registration Rights Agreement) that would be issuable to GEMS should it elect to convert all outstanding shares of the Series D Preferred Stock is hereby withdrawn. Such withdrawn request shall not decrease the demand registrations permitted under the Registration Rights Agreement and GEMS shall continue to have two unused demand registrations. Further, the deferral of registration instigated by Fischer as provided under
          Section 2.1(c) of the Registration Rights Agreement shall not be considered "used" under that Section. Fischer shall continue to have the right to delay registration to the extent permitted under the Registration Rights Agreement in the event GEMS makes a new registration demand.

     b)   Registration Rights "Lock-Up". Notwithstanding the terms and
          -----------------------------
          provisions of the Registration Rights Agreement, GEMS agrees that it will not deliver a request for registration under the Registration Rights Agreement for 90 days following the Surrender Date.

     c)   Waiver. To the extent that this Section 5 constitutes a waiver of any
          -------
          term of the Registration Rights Agreement, GEMS, as holder of more than 70% of the shares eligible for registration under the Registration Rights Agreement, hereby provides written consent to such waiver as required by Section 3.7 of that agreement.

6.   REPRESENTATIONS AND WARRANTIES OF FISCHER

     a)   Change of Control. As of the Effective Date, Fischer has not agreed
          ------------------
          to, nor has it within the 90 days immediately preceding the Effective Date engaged in any negotiations with respect to, any transactions that would result in a Change of Control.

     b)   Other Agreements. As of the Effective Date, neither Fischer nor any
          -----------------
          party acting on behalf of Fischer has directly or indirectly (i) engaged in any negotiations with any party with respect to a merger of Fischer or the sale or purchase of more than 50% of the stock or assets of Fischer or an investment in Fischer (for the purpose of this Article 6, a "Transaction"), or (ii) come to any agreements or understandings, whether formal or informal, written or oral, with respect to a Transaction, except in connection with preliminary discussions of a Transaction with a proposed price of no greater than $3 per share of common stock and as to which financing has not been secured. Notwithstanding the foregoing, GEMS acknowledges that Fischer has engaged an investment banker to assist Fischer's board of directors in evaluating its strategic alternatives, including the evaluation and solicitation of indications of interest for one or more transactions that may involve a sale of Fischer's stock or assets or an investment in Fischer.

     c)   Complete Escrow. After the completion of those actions contemplated by
          ----------------
          Section 3.1., the Technical Information that is included in the Escrow Materials (will incorporate in all material respects all current information necessary to enable GEMS to manufacture the Tilt-C and all parts thereof and service tools and instruments therefor, to their current design revision as of the Surrender Date. To the knowledge of Fischer, the use of the Technical Information by GEMS will not infringe or contravene any third party rights.

     d)   Intellectual Property Rights. Each of Fischer and its subsidiaries
          -----------------------------
          owns or possesses sufficient legal rights to license to GEMS the Licensed Proprietary Rights. Neither Fischer nor any subsidiary has received any communication alleging that the Company or any subsidiary has violated, or by entering into this Agreement would violate any of the patents, trademarks, servicemarks, tradenames, copyrights, trade secrets, licenses, information and proprietary rights and processes of any other person relating to the Product.

     e)   No Capital Impairment. The execution of this Agreement and the
          ----------------------
          performance of the transactions and obligations contemplated hereby will not cause any impairment of the capital of Fischer within the meaning of Section 160 of the Delaware General Corporation Law and the case law thereunder. Further, the capital of Fischer is not currently impaired for purposes of the aforementioned Section. This Agreement and the transactions and obligations contemplated hereby will not result in a fraud or injury to the rights of the creditors or shareholders of Fischer.

     f)   Organization. Fischer is a corporation duly incorporated, validly
          -------------
          existing and in good standing under the laws of the State of Delaware. Fischer has the corporate power to own its property and to carry on its business as now being conducted.

     g)   Authorization; No Violation; Enforceability.

          i) Fischer has full corporate power and authority to enter into and perform this Agreement, and the execution and delivery by Fischer of this Agreement and the performance of the obligations hereunder and consummation of the transactions described herein, have been duly authorized with respect to Fischer by the Board of Directors of Fischer and all other necessary corporate action, and no other corporate proceedings on the part of Fischer, its stockholders (other than GEMS) or any subsidiary are necessary. The execution and delivery of this Agreement, the performance by Fischer of its obligations hereunder and the consummation by Fischer of the transactions contemplated hereby will not: (i) violate any provisions of the Certificate of Incorporation (other than the Certificate of Designations, which is being amended hereby) or Bylaws of Fischer or any subsidiary; (ii) violate any provisions of, or result in the breach, modification or termination of or constitute a default under, any provision of any agreement, lease, franchise, license, indenture, permit, mortgage, deed of trust, evidence of indebtedness or other instrument to which Fischer or any subsidiary is a party or by which Fischer or any subsidiary may be bound or effected other than the Certificate of Designations and the Related Agreements, which are being amended hereby; or (iii) violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Fischer, any subsidiary of Fischer or any of their respective properties or assets.

          ii) This Agreement has been duly executed and delivered by Fischer and constitutes a valid and binding obligation of Fischer enforceable against it in accordance with its terms, except to the extent that such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization or other laws affecting the enforcement of creditors' rights generally or by general equitable principles.

     h)   Continuing Relations. Fischer represents and warrants that in all
          ---------------------
          future dealings with GEMS with respect to the purchase and delivery of spare parts, Fischer will not intentionally or willfully discriminate against GEMS, or otherwise take any action in bad faith against GEMS with respect to the provision of spare parts. The parties expressly acknowledge and agree that the provisions of this Section 6.8. are not intended to create any "most favored nation" status or any similar or other preferential rights in favor of GEMS with respect to the provision of spare parts or otherwise.

7.   REPRESENTATIONS AND WARRANTIES OF GEMS

     a)   Organization. GEMS is a corporation duly incorporated, validly
          -------------
          existing and in good standing under the laws of the State of New York. GEMS has the corporate power to own its property and to carry on its business as now being conducted.

     b)   Authorization; Enforceability. GEMS has the requisite corporate power
          ------------------------------
          to enter into this Agreement and to carry out its obligations hereunder. This Agreement has been duly authorized, executed and delivered by GEMS and constitutes a valid and binding obligation of GEMS, enforceable against it in accordance with its terms, except to the extent that such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization or other laws affecting the enforcement of creditors' rights generally or by general equitable principles.

8.   FURTHER ASSURANCES

     a)   Cooperation. Fischer and GEMS shall reasonably cooperate with each
          ------------
          other in connection with the transactions contemplated hereby and Fischer shall sign such further documentation (consistent with the License Agreement and this Agreement), as may be reasonably agreeable to Fischer and necessary to effect the transactions contemplated by this Agreement and the License Agreement. Fischer shall not be required to sign any documentation inconsistent with the Related Agreements and this Agreement.

     b)   Irreparable Harm. Provided that a Closing occurs hereafter, Fischer
          -----------------
          acknowledges and agrees that any breach of this Agreement would cause immediate and irreparable injury to GEMS and monetary damages would be difficult if not impossible to ascertain. Fischer agrees that, after the Surrender Date, should Fischer violate any of its covenants of this Agreement, GEMS shall be entitled to seek and obtain immediate, preliminary and permanent injunctive relief to enjoin further and future violations of this Agreement and require Fischer's cooperation in the transfer of any Technical Information, Technical Know-How, Trade Secrets or copyrights provided for under the License Agreement. Nothing contained herein shall affect the right of GEMS to seek and obtain monetary damages in addition to such equitable relief.

     c)   Product Changes. Fischer will continue its practice of sending copies
          ----------------
          of Product Change Requests (PCR's) and Product Change Orders (PCO's) to GEMS for all product changes related to the Product until the OEM Termination Date. Further, prior to the OEM Termination Date, Fischer shall continue to send PCR's and PCO's to GEMS for changes made to the Product related to obsolescence issues.

     d)   Product Improvements. Fischer shall provide to GEMS any Technical
          ---------------------
          Information related to any improvement in the design of the Product made prior to the OEM Termination Date and required to be made in order to fulfill Fischer's obligations under the OEM Agreement, including, but not limited to improvements made in relation to safety or effectiveness issues, latent defects, or obsolescence issues.

     e)   Continuing Consulting Support. On an ongoing and continuing basis, and
          ------------------------------
          in addition to Fischer's other training and support obligations, Fischer shall supply technical support services to GEMS in relation to the design, manufacture, test, assembly, quality, inspection, service, disposal or use of the Product. Such services will be provided at the expense of GEMS, and shall not require more than three hours of consulting time per week. Fisher's duty to provide consulting services shall expire on December 31, 2000. The rates for the consulting services shall be as set forth on Exhibit D of the License Agreement, with the per diem rate being divided by 8 to determine the hourly rate and with all consulting services being billed in hourly increments.

          i) Responses to inquiries or requests for information made by GEMS shall be acknowledged as received by Fischer within 48 hours of the inquiry or request. Fischer shall then have five days (or such additional time as is reasonable in light of the information requested) to respond to the inquiry or request from Fischer with the answer or requested information.

9.   CONDITIONS TO THE OBLIGATIONS OF BOTH FISCHER AND GEMS

     The respective obligations of Fischer and GEMS to effect the transactions contemplated hereby (for the purpose of this Article 9, this "Transaction") are subject to fulfillment at or prior to the date of the Closing of the following conditions:

     a) No order, stay, decree or injunction prohibiting or restricting or enjoining this Transaction shall have been entered, issued or promulgated by any court or governmental agency having jurisdiction. GEMS and Fischer agree to use their commercially reasonable efforts to avoid or terminate any of same.

     b)   Additional Conditions to the Obligations of Fischer.
          ----------------------------------------------------

          i) GEMS shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Surrender Date.

          ii) the representations of GEMS set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Surrender Date.

     c)   Additional Conditions to the Obligations of GEMS.
          -------------------------------------------------

          i) GEMS' Engineer Representative shall have reviewed the updated Escrow Materials and shall have determined in its sole and absolute discretion that the Escrow Materials, as updated, constitute substantially all of the information required to be provided under the License Agreement;

          ii) Fischer shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Surrender Date;

          iii) the representations and warranties of Fischer set
                           forth in this Agreement shall be true and correct in all material respects as of the Effective Date and, as of the Closing as though made on and as of the Closing, other than the representations and warranties of Section 6.1 and 6.2 that are made solely as of the Effective Date.

     d)   Termination. This Agreement may be terminated and this Transaction
          ------------
          abandoned:

          i) By Fischer if the conditions to the obligations of Fischer set forth in Section 9.2. are commercially impracticable and incapable of cure prior to April 20, 1999, and such matter has not been waived by Fischer;

          ii)  by GEMS if the conditions to the obligations of GEMS set forth in
               Section 9.3 are commercially impracticable and incapable of cure prior to April 20, 1999 and such matter has not been waived by GEMS; or

          iii) by mutual consent of the Parties.

     e) In the event that any condition occurs after the Effective Date but prior to the Surrender Date that causes any of the representations or warranties of either party to be inaccurate in any respect, such party shall promptly notify the other party of such inaccuracy. The other party's sole and exclusive remedy with respect to such inaccuracy shall be to elect not to consummate this Transaction.

     f)   Upon the termination of this Agreement in accordance with its terms,
          (a) this Agreement shall forthwith become null and void except as set forth in Sections 3.1.2. and 10.1 which provisions shall survive such termination, without any liability or obligation on the part of GEMS or Fischer (other than pursuant to the foregoing specified provisions), and (b) the Related Agreements shall remain in full force and effect in accordance with their terms.


10.  CONFIDENTIALITY

     a) This Agreement has been prepared and executed on the express condition that, except as otherwise required by applicable law, neither Fischer nor GEMS will make any public announcement of its existence or contents. The Parties agree that under no circumstances will either of them make any announcement, press release, statement, or make public in any other fashion the terms and existence of this Agreement; provided however, that Fischer may make filings with the Securities and Exchange Commission regarding this transaction required by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated under each of those acts substantially in the form attached hereto as Exhibit A; and provided further that Fischer shall be entitled to immediately publish a press release in the form attached hereto as Exhibit A.

11.  MISCELLANEOUS

     a)   No Effect. The execution of this Agreement shall not have any effect
          ----------
          on, nor is it intended to modify any applicable court order binding on the Parties under the currently pending litigation between the Parties.

     b)   Notices. Any notices pursuant to this Agreement and the Related
          --------
          Agreements shall be in writing and shall be deemed to have been duly given if delivered personally, mailed by certified mail (return receipt requested) or sent by telecopier to the Parties at the following addresses or at such other addresses as shall be specified by the Parties by like notice:

                           IF TO FISCHER:
                           Fischer Imaging Corporation
                           12300 North Grant Street
                           Thornton, CO 80241
                           Attn: Chief Executive Officer
                           Telecopy: (303) 252-4256

                           WITH A COPY TO:
                           Davis, Graham & Stubbs, LLP
                           370 17th Street, Suite 4700
                           Denver, CO 80202
                           Attn: Paul Hilton
                           Telecopy: (303) 893-1379

                           IF TO GEMS:
                           General Electric Company
                           GE Medical Systems Division
                           3000 North Grandview Blvd.
                           Waukesha, Wisconsin 53188
                           Attn: General Counsel
                           Telecopy: (414) 544-3573

                           WITH A COPY TO:
                           Gibson, Dunn & Crutcher LLP
                           1801 California Street, Suite 4100
                           Denver, CO 80202
                           Attn: Richard Russo
                           Telecopy: (303) 296-5310

     c) Product Related Communications. Any communications related to the technology transfer pursuant to this Agreement and the License Agreement shall be directed to the following persons, or such other persons as may be specified by the parties from time to time:

                           IF TO FISCHER:

                           Newton Logan
                           Fischer Imaging Corporation
                           12300 North Grant Street
                           Denver, Colorado 80241
                           (303) 450-4349
                           FAX: (303) 254-2525
                           email: nlogan@fischerimaging.com

                           IF TO GEMS:

                           Nat M. Zettel
                           General Electric Company
                           P.O. Box 414 W-711
                           Milwaukee, Wisconsin 53201
                           (414) 548-4870
                           FAX: (414) 548-2032
                           email: nat.zettel@med.ge.com

     d)   Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUCTED IN
          --------------
          ACCORDANCE WITH, THE LAWS OF THE STATE OF COLORADO REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

     e)   Counterparts; Facsimile Transmission of Signatures. This Agreement may
          ---------------------------------------------------
          be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of facsimile transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same agreement. If any party hereto elects to execute and deliver a counterpart signature page by means of facsimile transmission, it shall deliver an original of such counterpart to each of the other parties hereto within ten days of the date hereof, but in no event will the failure to do so affect in any way the validity of the facsimile signature of its delivery.

     f)   Assignment. This Agreement and all of the provisions hereto shall be
          -----------
          binding upon and inure to the benefit of, and be enforceable by, the Parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations set forth herein shall be assigned by any Party hereto without the prior written consent of the other Parties hereto and any purported assignment without such consent shall be void.

     g)   Severability. If any provision of this Agreement shall be held to be
          -------------
          illegal, invalid or unenforceable under any applicable law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the Parties shall be construed and enforced accordingly.

     h)   Titles and Subtitles. The titles and subtitles used in this Agreement
          ---------------------
          are used for convenience only and are not to be considered in construing or interpreting this Agreement.

     i)   Entire Agreement. This Agreement, the Registration Rights Agreement,
          -----------------
          as hereby amended, the OEM Agreement, as hereby and previously amended, the Escrow Agreement, as hereby amended, the License Agreement, as hereby amended, and the Stock Purchase Agreement, as hereby amended, contain all of the terms and the understandings of the Parties hereto with respect to the subject matter hereof and thereof. Provided, however, that to the extent that this Agreement is in conflict with the terms of any of the Related Agreements, the terms of this Agreement shall supersede the terms of the Related Agreement which conflict, and the conflicting terms in the Related Agreement shall be null and void to the extent they conflict with the terms herein.

     j)   Expenses. If any action at law or in equity is necessary to enforce or
          ---------
          interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

                       [THIS PAGE INTENTIONALLY SEPARATED]

     IN WITNESS WHEREOF, Fischer and GEMS have caused this Agreement to be executed as of the date first written above.

                            FISCHER:

                            FISCHER IMAGING CORPORATION

                            By: /s/ Morgan W. Nields
                                ---------------------------------------
                            Name: Morgan W. Nields
                            Title: Chairman and Chief Executive Officer




                            GEMS:

                            GENERAL ELECTRIC COMPANY, acting
                            through its GE MEDICAL SYSTEMS DIVISION

                            By: /s/ J. Keith Morgan
                                ---------------------------------------
                            Name: J. Keith Morgan
                            Title: Vice President

                                          SCHEDULE 3.1.1.

                 TASK                    PARTIES INVOLVED                       EXPECTED TIME OF COMPLETION
                 ----                    ----------------                       ---------------------------
1. Review existing Escrow Materials
Engineer Representatives within four
business days of the and create a high
level Table of Effective Date Contents
and identify deficiencies.

2.  Identify additional necessary        Engineer Representatives               within four business days of the
documents or items that exist, but                                              Effective Date
were not included in the original
deposit of Escrow Materials, update
Table of Contents based on this
activity.

3.  Assemble materials identified in     Fischer                                Within 7 business days of the
Items 1 and 2.                                                                  Effective Date

4. Inspect/ audit the materials GEMS
within 9 business days of the against
the Table of Contents; Effective Date
identify and document any deficiencies

5. Take possession of the Escrow GEMS
within 12 business days of the
Materials, and close this Transaction
Effective date

6.  Deliver list of deficiencies to      GEMS                                   within 5 business days of taking
Fischer                                                                         possession of the Escrow Materials

7. Prepare and Deliver materials
Fischer within 7 business days of
receipt of required to eliminate
deficiencies the list referred to in
Item 6
